UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Liberty Tax, Inc.

(Name of Subject Company (Issuer))

Liberty Tax, Inc.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)

Michael S. Piper

Chief Financial Officer

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(757) 493-8855

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

David W. Ghegan

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(*)
N/A*	N/A*

(*)      In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

In connection with the Agreement of Merger and Business Combination Agreement (the “Agreement”), entered into on July 10, 2019, by and among Liberty Tax, Inc. (the “Company”), Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a wholly-owned direct subsidiary of the Company (“New Holdco”), Franchise Group B Merger Sub, LLC, a wholly-owned indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s, pursuant to which Merger Sub merged with and into Buddy’s (the “Merger”), with Buddy’s continuing as the surviving entity in the Merger and as a wholly-owned indirect subsidiary of New Holdco, the Company is furnishing certain historical financial statements of Buddy’s (i) as of and for the three months ended March 31, 2019 and 2018 and (ii) as of and for the three years ended December 31, 2018, 2017 and 2016, attached as Exhibits 99.1 and 99.2, respectively, to this Schedule TO and incorporated by reference herein.

The Company intends to file, pursuant to Item 2.01 of Form 8-K, the financial statements and pro forma financial information required by Item 9.01 with respect to the Merger as soon as practicable, and in any event not later than 71 days after the date on which the initial Current Report on Form 8-K with respect to the Merger was required to be filed.

The information in this Schedule TO, including Exhibits 99.1 and 99.2 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall it be deemed incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Tender Offer Communications

Under the Agreement, the Company is required to, as promptly as reasonably practicable but in any event within 15 business days after the closing date, commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”), for cash at a price of $12.00 per share, without interest. The Tender Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. At the time the Tender Offer is commenced, the Company will file tender offer materials on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents will be made available to all holders of Common Stock at no expense to them. The Tender Offer materials and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the Tender Offer who will be named by the Company in the Tender Offer materials.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Tender Offer documents, the Company files annual, quarterly and current reports and other information with the SEC. The Company’s filings with the SEC are also available at the SEC’s website at www.sec.gov and on the Company’s website at http://ir.libertytax.com/.

Item 12. Exhibits.

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibits

99.1	Consolidated Financial Statements for Buddy’s Newco, LLC and Subsidiaries as of and for the three months ended March 31, 2019 and 2018

99.2	Consolidated Financial Statements for Buddy’s Newco, LLC and Subsidiaries as of and for the three years ended December 31, 2018, 2017 and 2016